
SANGO
VUSA
VUSA
BAYAB
AFRICAN GROWN
GIN
BAYAB
MANSAS
AFRICAN WHISKY
BAYAB
AFRICAN GROWN
GIN
BAYAB
AFRICAN GROWN
GIN
VUSA
VUSA
SANGO

spearheadspirits.com

SPEARHEAD SPIRITS

From Africa to the World: A New Era in Award-Winning Premium Spirits

OVERVIEW DETAILS POSTS WHAT INVESTORS SAY ASK A QUESTION

Highlights

VC-Backed

Raised $250K or more from a venture firm

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

$1M+ Revenue

Earned over the last 12 months

Earned over the last 12 months

1. Growing quickly. $1m+ revenue in 2024.
2. Over 2000 retail distribution points including Total Wine, Binny's, Wine.com.
3. Hotel & Entertainment clients include Disney, Hyatt, Marriott, Kimpton, Park Lane Hotel, and more.
4. Our Gin, Vodka and Agave won Gold at the San Francisco World Spirits Competition (SWSC)
5. Backed by Pendulum Capital.
6. Featured in the New York Times, the Financial Times, the Independent, Wine Enthusiast, Food & Wine.

Featured Investors



Chris Rigby

Invested $5,000

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"I've created & built premium spirit brands for over 30 years. Last year I exited Don Papa rum to Diageo for €260m.

When investing in premium spirits projects, I look for a strongly differentiated proposition which, on achieving scale, could be an attractive acquisition target for strategics. The founders should be capable business people who have clear strengths in certain areas of the project & who are open to advice in the other areas. Spearhead, Chris & Damola meet these criteria."



PENDULUM

Pendulum Holdings in

Invested $4,250,000

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Pendulum provides strategic capital to growth stage consumer companies positioned to meet the

needs and expectations of an evolving generation of consumers.

 **Steve Hendy** in

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Investor, Ex-Uncle Nearest

"I've followed Damola and Chris's journey since 2021. What they've achieved in such a short period of time is rare in an industry that is notoriously challenging and to do it with authentic provenance based brands with incredible stories is remarkable.

I'm constantly impressed by their ability to make their visions a reality and confident that Spearhead will be an industry changing business that I'll be proud to be a part of."

 **Tom Mitchell**

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Tom is Managing Partner at TDR Capital. He was previously Chief Financial Officer of TDR for over 10 years. Prior to joining TDR, he worked in a private accountancy practice.

& 120 more

Team

 **Christopher Frederick** Co-founder

Chris was a former international basketball player and also had a 15 year career in investment banking. Chris was also owner and director of a successful pub group, designing and successfully exiting a multi award winning business.

in

 **Damola Timeyin** Co-founder

Damola has 15 years career building FMCG brands and formerly a Global Marketing Strategist at Meta (clients included Nestle, Mondelez). Published author of "How To Build It", a pocket book guide to building a brand.



Lauren Henderson Director, U.S.

Lauren has built brands from infancy for start-ups and leading global suppliers. Most recently, Lauren was responsible for developing and executing the retail strategy for Fords Gin. Fords Gin was successfully acquired by Brown Forman.



Dimitri Jansen Director, Africa

Dimitri is a passionate marketing professional with deep industry experience. Before joining Spearhead, he was Marketing Director of Pernod Ricard, South Africa and Sub-Saharan Africa and developed pan-African TVC for Jameson and Absolut Vodka.



Michael Gonzalez Director, U.S.

Michael spent just under a decade at Moet Hennessy developing several brands in the 'on trade' channel. Results-driven professional with extensive experience in sales execution, experiential marketing and account management.

Introducing Award-Winning Premium Spirits to the World





Spearhead Spirits Founders

Chris Frederick & Damola Timeyin

OUR STORY

Our story began with a simple but profound question: 'Why is every continent represented in bars around the world, apart from Africa?

This realization sparked our mission: to establish Africa's presence on every menu, shelf, and drinks cabinet worldwide. We're crafting a portfolio of award-winning spirits that harness the continent's distinctive ingredients, showcasing Africa's potential in the $100bn+ spirits industry across vodka, gin, agave, and whisky categories.

In distributor portfolios, bars, and retailers full of spirits, there were no brands from Africa; an entire continent had been overlooked. Sango offers a groundbreaking take on agave spirits by using African-grown agave to create an ultra-premium spirit that rivals traditional tequila, while Bayab Gin stands out with its elegantly balanced profile centered around the distinctive baobab fruit, complemented by seven African botanicals that create a refreshing, citrus-forward experience.

Vusa sets itself apart as a rare sugarcane vodka that brings a subtle sweetness and smooth character that elevates both cocktails and shots, unlike the vast majority of grain-based vodkas.

Drawing from Africa's rich agricultural heritage, Mansas Whisky represents a groundbreaking entry into the global whisky market, crafting a uniquely African spirit from local maize that delivers an organic, earthy profile with subtle sweetness.

All four spirits represent a unique fusion of African ingredients and innovative craftsmanship, offering premium alternatives in their respective categories while showcasing the continent's rich natural resources and distilling expertise.



Introducing Sango African Agave to the United States.

The spirits industry is looking beyond Mexico to keep up with the agave category's rapid growth. Outside Mexico, Africa grows the largest volume of category's rapid growth. Outside Mexico, Africa grows the largest volume of agave in the world. Until now, a small fraction of African agave has been used in the commercial production of agave spirit.

Spearhead Spirits have created 'Sango', an ultra-premium agave spirit, made with African-grown agave. With a taste profile similar to tequila, Sango is positioned to capitalize on the growth opportunity in the premium/ultra-premium segment of the Tequila category in the United States.



The Tequila market has grown significantly in the last decade and is expected to see rapid growth in the next few years, expanding to $21bn in 2028, at a CAGR of 11.1%, fuelled by consumers' increasing preference for Agave based spirits.

Premium African Gins that Bring the Best Out of Your Drink

Bayab is a versatile, high-quality gin range from Africa; perfect for bars & at home mixologists, who are tired of overly complex, overly botanical gins. A well balanced, citrus forward gin for those looking for a spirit that brings the best out of their cocktails.

Bayab's story begins on the terrains of Africa, where the famous baobab tree grows. Made famous by the Lion King, the baobab tree produces the flavor rich superfood, the baobab fruit, which is the botanical at the heart of our range of African gins.

It is the baobab fruit that unlocks the sweet African citrus flavor you'll find in all our bottles. The distinct baobab flavor is complimented by seven incredible botanicals sourced from across Africa and together they create a gin, with refreshing soul.

We break with the traditions of the gin industry, to give you modern & vibrant African soul in every sip.





Award-Winning Premium African Sugarcane Vodka

Vusa is a sugarcane vodka, distilled in Africa that captures the continent's energy and enjoyment in a bottle. The subtle sweetness of this luscious liquid makes Vusa effortless to drink and easy to savor. Unlike 99% of Vodkas made with grain, this sugarcane vodka improves any cocktail and perfect for every shot to awaken your spirit.

Premium African Whisky, Challenging the Status Quo

While whisky is traditionally considered a product of Scotland, Ireland, and the U.S., today, there are over 30 countries making whisky worldwide. Despite this, the African continent is underrepresented in the New World Whisky category.

Spearhead has created Mansas Whisky, a New World whisky, for a new whisky-drinking generation. A modern African whisky created to honor the legacy of Africa's emperors (Mansas) and give American consumers and collectors a taste of Africa in the whisky category.

Mansas is a distinctly African whisky challenging the status-quo and putting Africa on the new world whisky map. This non-traditional whisky is organic, earthy & subtly sweet. Made with African maize, on African soil. Brilliantly balanced and blended African whisky, with flavor fit for an emperor.





The whisky category is set to reach $127 billion by 2028.

The category is expanding at a CAGR of 6.34%



THE NEW SUSTAINABLE STANDARD

Environmental and Social Sustainability Has Been a Core Principle

We have built Spearhead with the Earth's and Africa's future in mind.

Our production is fully solar-powered, giving back more energy to the South African grid than we use.

Our growth has created local jobs and economic empowerment in the KwaZulu Natal region.

We fund research that will lead to the planting of one million Baobab trees in a decade, halting the extinction of the legendary tree and reducing our carbon impact.

Our ambition is to set the standard for African spirits sustainability and achieve B-Corp status within 3 years.





OUR MOMENTUM

85,000 Bottles Sold in 2023 (+383% CAGR growth)

We have grown from a bootstrapped single-product business to a venture-backed African spirits portfolio in three years. We operate in the Whisky, Agave, Gin, and Vodka spirit categories and have grown from 18,000 bottles in year two, to 85,000 bottles in year three, representing +383% CAGR growth.



3 market launch
South Africa
France
U.K.
Market launch
United States
14 state distribution
SWSC Gold
Bayab Gin
Brand development
Sango African Agave
$1.25m
Seed funding raised
85k bottles sold
372% YoY volume growth
2021
2022
2023
2024

Brand development	**SWSC Gold**	**$3.0m**	**18k**	**Market launch**	**Brand development**	**IWSC Gold**
Vusa Vodka & Bayab Gin	Vusa Vodka	Seed funding raised	Units sold	Nigeria, Ghana, Botswana	Mansas Whisky	Sango Agave

We Reach Consumers Where Others Cannot and Win Where Others Fail

Our portfolio approach enables Spearhead to adopt a product/market focus strategy, which means we do not sell all products in all our markets. Alternatively, we select the right product for the market, to win share and to build audiences and volume.



SANGO
SANGO

Sango African Agave
Status: Launched
Priority: U.S

MANSAS

Mansas Whisky
Status: Launched
Priority: Africa



VUSA
VUSA
VUSA
VUSA

Vusa Vodka
Status: In Market
Priority: Africa

BAYAB
BAYAB
BAYAB
BAYAB

Bayab Gin
Status: In Market
Priority: U.S



AWARDS & RECOGNITION

Bayab Gin was awarded Gold in the San Francisco Wine and Spirits competition and named one of the 20 best gins of 2024 by the industry publication Vinepair.

The New York Times

South African Gin for Your Next Gimlet



With an eye on the warmer seasons to come, stocking the bar with a new pineapple-infused gin might go right along with a pair of freshly minted sandals. The gin, produced in South Africa by Spearhead Spirits, founded in 2021 to feature spirits made with African ingredients, has an alluring tropical fruit aroma and richly complex flavor. It will flatter a gimlet, a gin-and-tonic or a Southside better than a martini, and is refreshing on the rocks with a splash of pineapple juice. Distilled in copper pot stills in KwaZulu-Natal in South Africa, it's infused with the fruit of the baobab tree, South African pineapples and botanicals from several regions in Africa. It joins the company's portfolio of classic dry, burned orange and rose water gins.



The New York Times

"This gin has an alluring tropical fruit aroma and richly complex flavor. It will flatter a gimlet, a gin-and-tonic or a Southside"

Florence Fabricant

Sango Blanco ranked 2nd globally in the Tequila category of the International Wine and Spirits competition 2024.



Forbes
Forbes
FORBES > LIFESTYLE > SPIRITS
The Top Tequila, According To The 2024 IWSC Judging
The IWSC Judging Panel; described the Spearhead Agave Spirit as:
Soft subtle nose and a lovely gentle palate with sparks of bell pepper, green chili spice and a hint of chocolate. This is sweet and grassy with a short and sweet finish.
Spearhead's agave spirit is produced from agave grown in South Africa. So, technically, it cannot be called a Tequila. The term Tequila is a Protected Geographic Indication (PGI), the terms Blanco, Reposado, Añejo and Extra Añejo are not, however, PGIs. An agave spirit grown outside of the official Tequila producing zone in Mexico can be called a Blanco or an Extra Añejo, you just can't use the term Tequila alongside the term.
The Tequila industry has gone through an unprecedented growth spurt over the last decade, recent weakness notwithstanding. The growth of agave-based spirits outside of Mexico will prove a challenge to the Mexican Tequila industry, especially at the low end of the price scale.
Particularly interesting in the 2024 judging is the fact that two agave spirits, both produced thousands of miles away from the official Tequila production zone, made it to the Gold medals. Non-Mexican produced agave spirits are going to be an increasing challenge to the Tequila industry.
"Non-Mexican produced agave spirits are going to be an increasing challenge to the tequila industry"
SANGO
100% AGAVE SPIRIT
BLANCO
750ml
South Africa
IWSC
Est. 1969
96 pts
iwsc.net • 2024

Spearhead named Drinks Innovators of the year in 2023 by industry publication Food & Wine

FOOD&WINE








THE GLOBAL OPPORTUNITY

Spirits to Outpace Beer and Wine

According to GlobalData report, Spirits is set to outpace beer and wine, in volume and value over the next five years; predicting a compound annual growth rate (CAGR) increase of 3.6% in volume for spirits and a value hike of 9.4%. with Gin growing by 3.2% Tequila by 4.5%, Vodka by 3.0% and Whisky by 4.9%. (Source: Global Data)

Africa is an Underserved Multi-Billion Dollar Market Opportunity

Africa's position as the next big growth market is well-documented.

This growth dynamic applies equally to the alcoholic beverage industry.

Spirit sales in the region are predicted to reach a value of $16.6B (1) by 2027, representing approximately 41% of U.S. spirits sales in 2023 (2).

Yet there is an absence of major Alc Bev portfolios built for African audiences and an under-commitment of resources in the market. Spearhead is built to meet this opportunity.

(1) Source: GlobalData forecasts.

(2) Based on total U.S sales of $39.8B. Source: Distilled Spirits Council of the United States (DISCUS).



The population of Africa is forecast to exceed that of today's high-income countries plus China

Shares of global population (%)

Legend: High-income countries · China · India · Other S, E & SE Asia (excl high income) · Sub-Saharan Africa · Other developed

Africa is Attracting Attention from Multinationals Looking for Meaningful Growth

Heineken's $2bn acquisition of South Africa's biggest Alc Bev company, Distell, is an indicator of Africa's potential as the next frontier of growth for multinational Alc Bev businesses.

Spearhead's portfolio is well positioned to achieve the growth necessary to attract significant interest from established Alc Bev businesses, who seek growth through acquisition.



Bloomberg UK

Heineken to Buy Distell for $2.5 Billion in Africa Expansion

- Dutch brewer to create regional giant with Namibia Breweries
- Deal values wine and spirits maker Distell at 180 rand/share

Photographer: Kiyoshi Ota/Bloomberg

Our Brands are Becoming the Choice for African Spirits Drinkers Across the United States

We have built volume through regional chain retail (Off-Premise) and brand equity across premium, On-Premise accounts.

Off premise
44% of 2023 volume
On premise
56% of 2023 volume
Total Wine & MORE
big daddy's WINE & LIQUORS
Disney
Disney Cruise Line
AJ's FINE FOODS
Binny's BEVERAGE DEPOT
Marriott HOTELS & RESORTS
EDITION
RESERVE BAR
GOOD SPIRITS. DELIVERED.
wine.com
HYATT
KIMPTON
HOTELS & RESTAURANTS
HAPPY CORK
SPEC'S
WINES • SPIRITS • FINER FOODS
The Standard
PARK LANE HOTEL
NEW YORK

We're Even at Disney

Spearhead is on track to achieve +245% YoY volume growth across Disney Florida properties in 2024, and reach 3000 bottles by year end*.

By 2025 Disney Florida will be carrying the full Spearhead portfolio.

* Note -- financial projections can not be guaranteed.



Disney



We are Shaping the Premium 'Made-in-Africa' Category

Spearhead has established brands in the strategically important markets of South Africa, Nigeria and Ghana, selling 24,000 bottles in those markets in 2023.

Markets	Distributions
Nigeria	Josien
Ghana	Really Great Brands
South Africa	LAPD
Kenya	Oxygen
Namibia	Namibia Wine Merchants
Botswana	YM
Zimbabwe	YM
Zambia	YM
Malawi	YM
Tanzania	Kifaru
Congo	Route to Africa

Our Brands are Displacing Non-African Import Brands in

Africa

Spearhead brands are becoming the 'African choice' in African markets, recruiting consumers and actively replacing non-African household names such as Beefeater and Absolut on menus, wells, and backbars.

Our priority is to grow volume by increasing investment in sales and marketing and using our competitive advantage as a 'domestic brand' to win share.

We will also expand our distribution footprint in Africa through existing and new distributor relationships.





















Four Seasons
Shoprite
SLOW
Pick n Pay
Polo Beach Club Accra
makro
Natural Selection – Safaris of Character
Norman Goodfellows – Fine Wine and Spirit Merchants

BAYAB

MAKEITAFRICAN
BAYAB
AFRICAN GROWN
GIN
#MAKEITAFRICAN



JOIN THE MOVEMENT

Our journey began with a simple yet profound question: "Why is every continent represented in bars around the world, apart from Africa?"

This realization sparked our mission: to establish Africa's presence on every menu, shelf, and drinks cabinet worldwide. We're crafting a portfolio of award-winning spirits that harness the continent's distinctive ingredients, showcasing Africa's potential in the $100bn+ spirits industry across vodka, gin, agave, and whisky categories.

But Spearhead is more than just another spirits company. While traditional brands focus solely on acquiring consumers, we're building a community of passionate pioneers who share our vision of seeing unique premium and award-winning African spirits represented globally.

We believe that those who champion our brand deserve more than just a consumer relationship – they should have the opportunity to participate in our long-term success as equity holders. That's why, ahead of our planned multi-million Series A raise in 2025/6, we're opening our first "Community Round."

This is your invitation to become part of the Spearhead story. With an entry point as accessible as $100, you can own a stake in our mission to reshape the global spirits industry and put award-winning African flavors on the map.

Join us in making history.

Cheers,

Chris   *Damola*

